ARENA PHARMACEUTICALS, INC.

6166 Nancy Ridge Dr.

San Diego, CA 92121

Via EDGAR

December 2, 2009

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	SEC letter dated November 30, 2009 regarding Arena Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

File Number: 000-31161

Dear Mr. Rosenberg:

We have received the above referenced comment letter, and intend to respond to the letter by January 15, 2010. If you have any questions, please contact our General Counsel, Steven W. Spector (858.453.7200, ext. 229) or the undersigned (858.453.7200, ext. 1466).

Very truly yours,

/s/ Adam S. Chinnock
Adam S. Chinnock
Assistant General Counsel, Corporate and Securities

cc:	Robert E. Hoffman, Arena Pharmaceuticals, Inc.

Steven W. Spector, Esq., Arena Pharmaceuticals, Inc.